DEXIA
Group

04010631

The Secretary-General

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECEIVED MAR 16 2004 181 WASH. D.C.

SUPPL

March 5th, 2004

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the following documents

- the English version of the press release according to the 4th Quarter and Full Year 2003 Results of Dexia S.A. as well as a presentation made by Mr. Pierre Richard, Managing Director of Dexia S.A.;
- 3 copies of the activity report Year & Q4, 2003 of Dexia S.A.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

dlw 3/17

PRESS RELEASE

DEXIA

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

4/3/2004
EMBARGO 5.40 PM

«MEDIA»
«NOM»

Fourth Quarter and Full Year 2003 Results

- **Net Income 2003:** **EUR 1,431 million (up 10.2% vs 2002)**
- **Return on Equity[1]:** **16.5%**
- **Earnings Per Share:** **EUR 1.24 (EUR 1.13 in 2002)**
- **Net Income Q4 2003:** **EUR 328 million (down 4.2% vs Q4 2002)**

EUR million	Q4 03	Evolution / Q4 02	2003	Evolution / 2002
Revenues	**1,271**	-0.5%	**5,160**	+0.1%
*Underlying**		*-4.7%*		*+3.8%*
Underlying at constant exchange rate*		*-3.4%*		*+5.5%*
Costs	**- 802**	+18.1%	**- 3,055**	+0.6%
*Underlying**		*+2.9%*		*-0.3%*
Underlying at constant exchange rate*		*+3.9%*		*+0.7%*
Gross Operating Income	**469**	-21.6%	**2,104**	-0.7%
*Underlying**		*-15.4%*		*+10.2%*
Underlying at constant exchange rate*		*-13.6%*		*+13.0%*
Net Income	**328**	-4.2%	**1,431**	+10.2%
*Underlying**		*-14.9%*		*+15.2%*
Underlying at constant exchange rate*		*-12.8%*		*+18.5%*

*At constant scope and excluding exceptional items[2]

I. Consolidated Financial Statements as of 31 December 2003

The Board of Directors of Dexia met on 4 March 2004 and approved the Group's Financial Statements as of 31 December 2003. These are summarized below.

EUR million	Q4 02	Q4 03	Evol.	Underlying Evol.*	2002	2003	Evol.	Underlying Evol.*
Revenues	1,277	1,271	-0.5%	-4.7%	5,157	5,160	+0.1%	+3.8%
Costs	-679	-802	+18.1%	+2.9%	-3,037	-3,055	+0.6%	-0.3%
Gross Operating Income	**598**	**469**	**-21.6%**	**-15.4%**	**2,120**	**2,104**	**-0.7%**	**+10.2%**
Cost of Risk	-140	-56	-59.7%	-56.0%	-722	-176	-75.7%	-41.0%
Operating Income	**458**	**412**	**-9.9%**	**-3.2%**	**1,398**	**1,929**	**+37.9%**	**+18.5%**
Net gains & recoveries on LT investments	-15	17	n.s	+21.7%	-36	15	n.s	n.s
Net allocation to GBBR	0	0	-	-	+82	+7	-91.6%	n.s
Amortization Goodwill	-18	-90	n.s	-38.6%	-57	-131	n.s	-16.9%
Taxes	-77	-9	-88.7%	+68.0%	-58	-362	n.s	+26.3%
Net Income	**342**	**328**	**-4.2%**	**-14.9%**	**1,299**	**1,431**	**+10.2%**	**+15.2%**
Cost/Income ratio	53.2%	63.1%	-	-	58.9%	59.2%	-	-
ROE[1]	16.7%	14.9%	-	-	16.2%	16.5%	-	-

(*) Without exceptional items, at constant scope

Dexia 2003 **net income**, at EUR 1,431 million, is up 10.2%. Adjusting for the changes in scope of consolidation and excluding exceptional and non-recurring items, net income progression was even higher, at + 15.2%, and +18.5% at constant rate of exchange. This marks a very satisfactory upturn, particularly of the underlying operating results, after the difficult year 2002, as will be seen in the following analysis.

Full Year 2003 annual **revenues** amounted to EUR 5,160 million, up by a slight 0.1%. This apparent stability hides in fact a progression of the underlying revenues (up 3.8%), whilst the exceptional and non-recurring revenues went down, from EUR 101 million in 2002 to EUR 20 million in 2003. Furthermore, the progression of underlying revenues was itself curtailed by the evolution of the US$. This has greatly impacted the revenues of two business lines (Public Finance and Treasury and Financial Markets), which have a substantial fraction of their revenues in dollars. This shortfall was only partly compensated by the positive results of hedges put in place, the revenues of which are booked in Central Assets. Had the exchange rates remained stable, the revenues would have grown by 5.5%.

---

[1] Return on Equity, annualized. If the goodwill relating to the share exchange offer on Dexia BIL (in 1999), the acquisitions of FSA and Labouchere (in 2000), of Artesia BC, Kempen&Co, and Groupe Financière Opale (in 2001) had been capitalized and amortized over a period of 20 years, the ROE annualized would have been 2.7% for the first nine months of 2002 and 7.1% for 2003.

[2] A detailed list of exceptional items is available on page 34 of the Activity Report on the internet site www.dexia.com in the « investor relations » section.

Fourth Quarter revenues amounted to EUR 1,271 million, against EUR 1,277 million in the same quarter of 2002, thus down 0.5%. Underlying revenues in Fourth Quarter 2003 amounted to EUR 1,261 million, down 4.7% compared to the same quarter (pro forma) of the previous year. This negative evolution is largely explained by the unusually volatile revenues in the Second Half of 2002, in the context of equity markets with important mark downs in the Third Quarter and important mark ups in the Fourth Quarter.

During the Full Year 2003, **costs** amounted to EUR 3,055 million, slightly up (+0.6%) on the equivalent number reported in 2002, but down 0.3% (or EUR - 10 million) when looking at the underlying pro forma numbers. The analysis of underlying costs by type shows the following:

- Staff costs amounted to EUR 1,423 million in 2003, down 3.2% compared to 2002
- Commissions paid to the network of independent agents amounted to EUR 340 million, up 11.7 %
- Other operating expenses amounted to EUR 888 million, down 1.7 %
- Depreciation and amortization amounted to EUR 316 million, up 3.9%
- Deferred acquisition costs, corresponding essentially to the business of FSA, represented EUR 51 million, up 11.3 %.

For the second consecutive year, the underlying cost base has come down, reflecting the efforts everywhere in the group to this end. However, the exchange parity contributed in part, positively, to this good result, since a fraction of the cost base is dollar denominated. Looking at the respective evolutions, at constant rate of exchange, of the underlying costs (+0.7%) and revenues (+5.5%), there is confirmation that the trend is in the right direction.

During the Fourth Quarter of 2003, costs amounted to EUR 802 million, up 18.1% compared to the Fourth Quarter of 2002. Excluding exceptional items and changes of consolidation scope, underlying costs of the two periods went up 2.9%, i.e. an overall variance of EUR + 23 million, which is analyzed in the sections of this press release dealing with the individual business lines.

For the Full Year 2003, the **gross operating income** amounted to EUR 2,104 million, down 0.7% from what it was in 2002. On the basis of underlying revenues and costs, on the contrary, it is up 10.2%, and the progression even reaches +13.0% at constant rate of exchange. Operating performance improved in 2003: the underlying **cost/income ratio** went from 61.1% in 2002 to 58.7% in 2003. On a reported basis, it went from 58.9% to 59.2% respectively.

Fourth Quarter 2003 gross operating income amounted to EUR 469 million, down 21.6% from what it was in the 4th quarter of 2002. On the basis of underlying revenues and costs (pro forma), it went down 15.4% quarter against quarter, and down 13.6% at constant rate of exchange. Again, this negative evolution is largely explained by the unusually volatile revenues in the second Half of 2002 (see above paragraph on Fourth Quarter revenues).

In 2003, the total **cost of risk** amounted to EUR 176 million for the whole Group, much lower to what it was in 2002, but the charge of the latter year included exceptional provisions made at Dexia Bank Nederland (see below). Without that specific item, the cost of risk amounted to EUR 274 million in 2002, i.e. still EUR 98 million more than in 2003. The cost of risk ratios (annual net charge as a percentage of total outstanding commitments) thus stood as follows in 2003: 5.7 basis points for the banking activities, against 9.8 basis points in 2002 (without Dexia Bank Nederland); 1.2 basis points for FSA, against 2.5 basis points in 2002.

Regarding the provisions at Dexia Bank Nederland, it must be reminded that allowances were made in 2002 in the amount of EUR 448 million. In 2003, the provisions started to be utilized, in the amount of EUR 22 million to finance the costs of the commercial offer. As of 31 December 2003, total provisions relating to the share leasing products stood at EUR 456 million (against EUR 478 millions as of 31 December 2002).

More generally, regarding Dexia Bank Nederland, a full disclosure on the portfolio and litigations regarding Legio Lease contracts is made in the 2003 Activity Report (available on the company website) on pages 76 to 79.

Net gains and recoveries on long-term investments totaled EUR 15 million in 2003, against EUR -36 million in 2002. This EUR +51 million variance stems from several sources including the sale of some participations (Alex and Erste Bank notably), and, in the other direction, impairments or capital losses, generally classified as exceptional or nonrecurring items.

A minor write-back of EUR 7 million was made in 2003 to the **general banking risks reserve** to be compared to EUR 82 million in 2002.

Amortization of goodwill on fully consolidated subsidiaries amounted to EUR 131 million in 2003, compared to EUR 57 million in 2002. This increase is due to accelerated depreciation of the goodwill on several participations held by the Group.

Corporate income tax, comprising both current and deferred taxes, amounted to EUR 362 million in 2003. This marks a sharp increase compared to the EUR 58 million charge of 2002. But the latter was exceptionally low due to the treatment of Dexia Bank Nederland. The tax charge therefore comes back closer to a more normal level. However, the impairments and accelerated goodwill depreciation made in 2003 on participations, as indicated above, have caused exceptional tax credits of EUR +102 million. Furthermore a prior provision of EUR +21 million on tax litigations in Belgium has been cancelled, following the favorable outcome of the legal proceedings. Lastly, tax latencies at Belgian insurance companies were adjusted in the amount of EUR +43 million.

In summary, **net income** progressed by 10.2%, in line with the guidance given earlier. More importantly, the quality of the underlying results substantially improved, with a +15.2% progression over 2002, and + 18.5% at constant rate of exchange.

Return on equity (ROE), representing the ratio between net income for the period and average shareholders' equity (excluding the general banking risks reserve and after income appropriation), stood at 16.5%[1] in 2003, against 16.2%[1] in 2002.

Earnings Per share (EPS) reached EUR 1.24, against EUR 1.13 in 2002, a 9.5% increase.

Group Tier 1 Ratio[3] stood at 9.9% as of 31 December 2003, against 9.3% one year earlier.

II. Operations and Underlying Results[4] of the businesses

Dexia Group has confirmed the good performance of its operating businesses particularly in Public/Project Finance & Credit Enhancement, which contributed to about half of the Group's

[3] For the calculation of this ratio, the profit of the financial year minus the dividend (proposed for 2003) is included in the shareholders' equity

[4] Excluding exceptional items and at constant scope of consolidation

net income. Net income for this business line grew by 8.2% and even 16.7% had the dollar remained constant. Retail Financial Services have experienced a strong recovery with the net income increasing by 50.9%. Investment Management Services suffered from the performance of the Dutch subsidiaries, whereas the other activities withstood well and even started to show signs of recovery in the last part of the year. All in all, the business line's net income was down 13.8% (-10.6% at constant exchange rate). Finally, Capital Markets and Treasury activities had a contribution in line with 2002: at constant exchange rate, net income is only down 1.1%, despite a 20% decrease of the capital allocated to this business line.

Underlying Net Income						
EUR million	Q4 03	Evol. Q4 03 / Q4 02*	Evol. Q4 03 / Q4 02* at constant exchange rate	2003	Evol. 2003 / 2002*	Evol. 2003 / 2002* at constant exchange rate
Total Group	**293**	**-14.9%**	**-12.8%**	**1,363**	**+15.2%**	**+18.5%**
Of which						
Public/Project Finance & Credit Enhancement	**182**	**-13.6%**	**-5.6%**	**783**	**+8.2%**	**+16.7%**
Retail Financial Services	**86**	**x2.2**	**x2.2**	**286**	**+50.9%**	**+50.9%**
Investment Management Services	**57**	**+7.2%**	**+11.2%**	**204**	**-13.8%**	**-10.6%**
Capital Markets & Treasury Activities	**57**	**-14.1%**	**-11.2%**	**263**	**-6.6%**	**-1.1%**

* pro forma

1. Public/Project Finance and Credit Enhancement

After two record years in terms of originations, Public/Project Finance & Credit Enhancement has experienced a robust growth of its net income. This business line benefited from a very favorable economic and financial environment.

Underlying Results of the business (excluding exceptional items, at constant scope of consolidation)

EUR Million	Q4 02*	Q4 03	Evol.	Evol. at constant exchange rate	2002*	2003	Evol.	Evol. at constant exch. rate
Revenues	522	463	-11.3%	-5.7%	1,793	1,867	+4.1%	+10.4%
Costs	-175	-171	-2.5%	+1.4%	-631	-635	+0.6%	+4.6%
Gross Operating Income	347	292	-15.8%	-9.3%	1,162	1,232	+6.0%	+13.6%
Net income	211	182	-13.6%	-5.6%	724	783	+8.2%	+16.7%
C/I Ratio	33.5%	36.9%	-	-	35.2%	34.0%	-	-
ROEE**	24.1%	21.6%	-	-	21.0%	22.8%	-	-

* pro forma ** return on economic equity, annualized

Net income for the Full Year amounted to EUR 783 million (+8.2% compared to 2002 and +16.7% at constant exchange rate) and EUR 182 million in the Fourth Quarter (-13.6% compared to the fourth quarter of 2002, and –5.6% at constant exchange rate). The main contributors to the business line net income are FSA (30%), France (28%), Belgium (19%), United States excluding FSA (9%) and Italy (7%). It should be noted that the earning streams in the United States (both FSA and Dexia) have experienced growth despite a very unfavorable evolution of the exchange rate.

The evolution of **revenues** reflects the very good commercial performance of the business. For the whole year, they amounted to EUR 1,867 million, up 4.1% or up 10.4% at constant exchange rate. Growth was observed particularly in revenues from interest and related income and insurance activities where the progressions were respectively +4.2% (+7.2 % at constant exchange rate) and +5.1% (+24.8 % at constant exchange rate). To be noted that Public Finance *stricto sensu* was the most important driver of this growth. Revenues for the Fourth Quarter 2003 amounted to EUR 463 million, i.e. –11.3% compared to the same quarter of last year or -5.7% at constant exchange rate. It should be reminded that the sequence of quarterly results was quite uneven last year, with low revenues in the Third Quarter and high revenues in the Fourth Quarter.

Costs were up by a modest 0.6% for the whole year (+4.6% at constant exchange rate), in comparison with the revenue growth. For the Fourth Quarter, they were down 2.5% (or EUR 4 million) but it should be noted that the Fourth Quarter of last year was marked by an upward adjustment following the decision to move from a deferral to a cash method for the costs related to investment products of FSA. This represented a EUR 9 million charge on the Fourth Quarter alone.

Gross operating income amounted to EUR 1,232 million for the Full Year (+ 6.0% and +13.6% at constant exchange rate), and to EUR 292 million for the Fourth Quarter (-15.8% or –9.3% at constant exchange rate). The **cost / income ratio** further improved in 2003, at 34.0% for the Full Year against 35.2% in 2002.

Cost of risk decreased substantially over the year (-50.2%) and amounted to EUR 84 million for the Full Year 2003. It should be reminded that a EUR 43 million charge had been booked in 2002 to cover the risks on certain CDO (*Collateralized Debt Obligations*) transactions at FSA.

Operating income (after cost of risk) of the business line progressed strongly during the Full Year (+15.5% at EUR 1,149 million). The operating income of the Fourth Quarter was EUR 265 million (stable compared to the same period of 2002).

The business line's strong financial performance is well reflected in the ratio of **return on economic equity** (ROEE), which still continued to improve, reaching 22.8% in 2003 (21.0% in 2002).

2. Retail Financial Services

Retail Financial Services are mainly carried out in Belgium and Luxembourg. The business line performed particularly well, despite a fierce competition on the Belgian market, a still very low interest rates environment, and a low customer appetite for equity-linked products.

Underlying Results of the business (excluding exceptional items, at constant scope of consolidation)

EUR Million	Q4 02*	Q4 03	Evol.	2002*	2003	Evol.
Revenues	411	446	+8.6%	1,661	1,764	+6.2%
Costs	-335	-350	+4.2%	-1,349	-1,371	+1.7%
Gross Operating Income	76	97	+27.7%	312	393	+26.1%
Net Income	40	86	x2.2	190	286	+50.9%
C/I Ratio	81.6%	78.3%	-	81.2%	77.7%	-
ROEE **	8.7%	18.6%	-	10.8%	15.8%	-

* pro forma ** return on economic equity, annualized

Net income for the Full Year 2003 amounted to EUR 286 million, up 50.9% compared to 2002. This stemmed from a significant growth in revenues (+6.2%) associated with a modest increase in costs (+1.7%), whilst cost of risk has slightly decreased. Net income in the Fourth Quarter of 2002 has more than doubled compared to the same quarter of 2002, and reached EUR 86 million.

Revenues for the Full Year amounted to EUR 1,764 million, up 6.2% or EUR +104 million.

Net interest and related income experienced a strong increase (+10.1% or EUR +109 million). This evolution has been supported by a positive volume effect, on both the deposit side (principally saving deposits) and on the lending activities (mortgage loans and loans to SMEs). Margin on investments (deposits, saving bonds, sight accounts) globally went up due to the decrease in the yield on those products. Finally, the product mix has improved, generating more revenues.

On the other hand, commissions were down 5.5% (or EUR –19 million), as the demand for products generating commissions remained low over the year, even if commissions for insurance activities were stable year on year thanks to the good commercial performance. Commissions in the Fourth Quarter experienced a slight recovery with new inflows on both mutual funds and unit-linked insurance products (branch 23). To be noted that the demand was more oriented towards mutual funds with fixed income underlying assets.

The technical and financial margin of insurance activities increased by 5.7%, or EUR 14 million, thanks to the good commercial performance over the year principally in the guaranteed yield products (branch 21). The contribution of these products compensated the decline for unit-linked products, but the Fourth Quarter seems to indicate a reversal of this trend. For non-life activities, the rise in the activity and the improvement of the claims ratio have resulted in better operating results.

Fourth Quarter revenues amounted to EUR 446 million, up 8.6% compared to the same period of last year. All revenues went up for the reasons explained above, expect for the technical and financial margin of insurance activities. The Fourth Quarter of 2002 indeed benefited from capital gains on the investment portfolio of insurance companies, whilst net capital losses have been booked (against revenues) in the Fourth Quarter of 2003 for an amount of EUR 10 million.

Costs amounted to EUR 1,371 million for the Full Year 2003, up 1.7%. This moderate increase of EUR +22 million was experienced both in Luxembourg (EUR +8 million) and in Belgium (EUR +13 million). Staff costs and general administrative expenses decreased, showing the tangible results of the integration of Artesia. In the other direction, commissions

paid to the agent network increased reflecting the higher production and profitability of the commercial activity generating the revenue increase described above.

Fourth Quarter costs reached EUR 350 million, up 4.2% compared to the same period of last year. This increase is largely due to the rise in commissions paid to the agent network, which occurred principally in the Third and the Fourth Quarters.

Gross operating income amounted to EUR 393 million for the Full Year (+26.1%), and to EUR 97 million in the Fourth Quarter (+27.7%), reflecting the trend described above. The cost/income ratio thus improved and stood at 77.7% in 2003 against 81.2% for 2002.

Cost of risk amounted to EUR 34 million in 2003 compared to EUR 40 million in 2002, i.e. a decrease of 14.4% with provisions particularly low during the Fourth Quarter (EUR 3 million), reflecting the very good quality of the loan portfolio.

Corporate income tax was stable in 2003 (EUR 110 million) despite the fact that the operating income increased significantly. Indeed, the tax rate for Belgian companies decreased from 40.2% to 34.0%.

All in all, the **return on economic equity** (ROEE) stood at 15.8% in 2003, a significant improvement compared to the previous year (10.8%).

3. Investment Management Services

After an extremely difficult First Quarter 2003, capital markets showed signs of recovery in the Second and Third Quarters, which were confirmed in the last Quarter. This pattern is generally well reflected in terms of volume and revenue progressions in almost all segments of the business line. The specific situation of the Dutch subsidiaries has however continued to weigh on the global results of the business line.

Results of the business (excluding exceptional items, at constant scope of consolidation)
including Dexia Nederland Holding

EUR Million	Q4 02*	Q4 03	Evol.	Evol. at constant exch. rate	2002*	2003	Evol.	Evol. at constant exch. rate
Revenues	244	237	-3.1%	-1.8%	1,011	914	-9.6%	-8.4%
Costs	-169	-152	-9.7%	-9.6%	-668	-604	-9.5%	-9.4%
Gross Operating Income	76	85	+11.6%	+15.6%	343	310	-9.6%	-6.5%
Net Income	53	57	+7.2%	+11.2%	237	204	-13.8%	-10.6%
C/I Ratio	69.0%	64.3%	-	-	66.0%	66.1%	-	
ROEE**	33.9%	39.4%	-	-	39.1%	35.3%	-	

* pro forma ** return on economic equity, annualized

Looking first at the business line as a whole, it can be observed that the **net income** was down 13.8% in 2003 compared to 2002 (-10.6% at constant rate of exchange), to reach EUR 204 million. This is partly explained by provisions which were written in the French unit following the integration of Artesia Vernes into Dexia Banque Privée France (EUR 18 million). Before provisions the **gross operating income** amounted to EUR 310 million, down

9.6%. This reduction comes from a slippage of the revenues (-9.6%), compensated but only partially by the curtailment of the costs (-9.5%). Let us remember that the cost base had already been reduced by 6.8% in 2002 (compared to 2001), which reflects the continuous effort of the business line to strongly cut costs when the revenue environment remains weak. The **cost/income ratio** remained stable in 2003, at 66.1%.

In absolute terms the reduction in the **gross operating income** over the previous year was EUR -33 million, stemming respectively from Dexia Nederland Holding (EUR -11 million), Private Banking (EUR -9 million), Asset Management (EUR +14 million), Fund Administration (EUR -23 million) and Equity-Related Services (EUR -5 million). Each of these evolutions is now analyzed in the light of the specificities of each of these segments (see table below).

EUR million	Private Banking		Asset Management		Fund Administration		Equity-related activities		Dexia Nederland	
	2002*	2003	2002*	2003	2002*	2003	2002*	2003	2002*	2003
Revenues	320	293	136	152	231	214	37	30	288	226
Costs	-244	-226	-86	-88	-141	-147	-41	-38	-156	-105
GOI	76	67	50	64	90	67	-4	-9	132	120

* pro forma

Total ***private banking*** revenue stream was EUR 293 million during the whole year, against EUR 320 million a year before (-8.3%). Over the year, the segment managed to keep its revenues stable, despite outflows, notably in the last quarter, which concerned low profitability assets. Gross operating income for the activities carried out in Luxembourg has even improved in 2003 compared to 2002 thanks to a drastic reduction in costs.

Asset Management gross operating income grew from EUR 50 million in 2002 to EUR 64 million in 2003 (up 28.0%), resulting from a rise in revenues (+11.7%), both management fees correlative to the increase in outstandings and performance fees. The recovery started in the beginning of 2003 and accelerated in the late part of the year. Of note, management fees were largely booked in the Fourth Quarter.

In ***Fund Administration***, the satisfactory level of activity did not translate into the reading of operating earnings due to specificities of the business and also to the strong international development, which required substantial expenditures in IT and other expenses. In such a build-up phase, costs run at a higher pace than revenues. Besides, higher competitive pressure reflects in narrowing margins. All this explains the evolution of the segment's gross operating income over the year (EUR 67 million in 2003, down 25.4% from 2002).

Equity-Related Services continued to suffer in 2003, not too surprisingly in a very difficult market environment, and produced a negative overall contribution of EUR -9 million in terms of gross operating income (EUR -4 million in 2002). The drop in revenues in the last quarter reflects in particular the lower level of activity in equity-derivatives brokerage in France, due to a lower volatility of the equity markets during this Quarter.

In ***The Netherlands***, the environment did not differ much from the rest of the group's Investment Management Services businesses. But Dexia Nederland had also to face the difficult specific problems of Legio Lease and the bad local publicity around them. Gross operating income dropped from EUR 132 million in 2002 to EUR 120 million in 2003 (-8.7%), a relatively modest decrease under the circumstances. This is attributable to strong

cost reductions (-32.7% in one year) while revenues were under pressure (-21.7%). This was so in all segments and particularly in Legio Lease activity.

Regarding Dexia Bank Nederland, a number of claims have been put before the Dutch Securities Institute (DSI) and have been ruled upon in early February 2004. A full disclosure is made in the 2003 Activity Report (pages 76 to 79) on the situation of Legio Lease contracts and litigations.

4. Capital Markets and Treasury Activities

The results of this profit center declined largely because of the decrease of the dollar US against the Euro. It should also be noted that the amount of economic capital allocated to this business line has been reduced by 20% over the year (among other, proprietary management has been discontinued at the end of the First Quarter 2003 and the Credit Spread Portfolio has been downsized), which has in fact led to improving the level of profitability.

Underlying Results (excluding exceptional items, at constant scope of consolidation)

EUR Million	Q4 02*	Q4 03	Evol.	Evol. at constant exch. rate	2002*	2003	Evol.	Evol. at constant exch. rate
Revenues	138	94	-31.9%	-28.6%	552	472	-14.6%	-10.4%
Costs	-43	-34	-21.8%	-19.9%	-170	-153	-10.2%	-8.4%
GOI	94	60	-36.5%	-32.6%	382	319	-16.6%	-11.3%
Net Income	66	57	-14.1%	-11.2%	281	263	-6.6%	-1.1%
C/I Ratio	31.4%	36.1%	-	-	30.8%	32.4%	-	-
ROEE**	22.8%	24.5%	-	-	24.0%	28.3%	-	-

* pro forma ** return on economic equity, annualized

Net income for the Full Year amounted to EUR 263 million, down 6.6% compared to 2002 (-1.1% at constant exchange rate). Net income stood at EUR 57 million for the Fourth Quarter 2003, down –14.1% compared to the Fourth Quarter 2002.

Revenues for the Full Year 2003 amounted to EUR 472 million, down 14.6%. This decline has several reasons. First, revenues were particularly high in 2002, especially for Money Market activities. Second, the capital allocated to the business line was reduced implying less activity and less interest on economic capital (this is reflected by the downsizing of the Credit Spread Portfolio and the termination of the Proprietary Management activities). Finally, as a substantial part of the revenues are USD denominated, the decrease in the dollar against the euro affected the revenues in EUR. The revenues for the Fourth Quarter declined by 31.9%, at EUR 94 million, compared with the same period of last year, for the reasons explained above. Of note, write-backs were booked in the Fourth Quarter 2002, following a very low Third Quarter.

Costs were reduced by 10.2%, to EUR 153 million for the Full Year 2003 (after a decrease of 7.3% in 2002 compared to 2001). This is the result in particular of the merger of the two dealing rooms of Dexia Bank Belgium and Artesia BC, and the continuing effort to contain costs. Costs for the Fourth Quarter amounted to EUR 34 million, down 21.8% compared to the Fourth Quarter of 2002.

Gross operating income amounted to EUR 319 million for the Full Year (-16.6%), and to EUR 60 million in the Fourth Quarter (-36.5% compared to the Fourth Quarter of 2002). Despite a parallel decrease of revenues and costs for the reasons described above, the operating and financial performance of the business line remained strong. The **cost/income ratio** increased slightly in 2003, to 32.4% for the Full Year against 30.8% in 2002.

Return on economic equity (ROEE) improved and stood at 28.3% in 2003 (24.0% in 2002).

III. Central Assets and Exceptional and Nonrecurring Items

1. Central Assets

Underlying Results (excluding exceptional items and at a constant scope)

EUR Million	Q4 02*	Q4 03	2002*	2003
Revenues	+8	+21	-65	+123
Costs	-50	-88	-210	-256
Gross Operating Income	-42	-67	-275	-133
Net Income	-26	-89	-248	-173

* pro forma

Central assets record mainly the revenues on excess capital, corporate holdings (dividends, capital gains/losses), currencies hedging contracts, and, on the cost side, the segment register the costs that cannot be attributed to a specific business line.

Over the year, **revenues** increased by EUR +188 million, mainly due to the effect of two noticeable items: i) impairments on the equity portfolios were booked in 2002 for an amount of EUR -25 million whereas the comparable period recorded a net write-back of EUR +36 million, making a variance of EUR +61 million; ii) foreign exchange gains impacted the revenues for a differential of EUR +71 million; these gains largely include the profit on the hedges of US Dollar denominated revenues.

As far as the Fourth Quarter is concerned, part of the impairments booked during the early part of 2002 were written-back in the Fourth Quarter of 2002, resulting in a net revenue of EUR +51 million, whilst this equivalent revenue was only of EUR +10 million in the Fourth Quarter 2003. Revenues linked to the evolution of exchange rates showed a positive swing of EUR 20 million. Some other items, notably the fact that less capital was allocated to the business lines, explain that revenues have increased quarter to quarter overall by EUR 13 million.

Costs went up from EUR 210 million in 2002 to EUR 256 million in 2003. The increase appears mostly in the last Quarter as some technical adjustments are made once a year. However this increase has also several other specific reasons: i) charges start to be incurred on the implementation of the IFRS and the new Basel II framework; ii) some re-location programs have caused temporary excess property charges; iii) excess capacity of IT resources was written-off; and iv) charges have been incurred on pre-retirement plans.

As the level of revenues and costs in Central Assets is by nature irregular throughout the year, more significant is the year on year evolution of the **gross operating income**: it went from EUR –275 million in 2002 to EUR –133 million in 2003. Contribution of Central Assets to Group total **net income** was negative for the Full Year 2003 in the amount of EUR -173 million (against EUR -248 million last year).

2. Exceptional and Nonrecurring Items

EUR Million	Q4 02	Q4 03	2002	2003
Revenues	-69	+8	+101	+20
Costs	+110	-7	+60	-37
Gross Operating Income	+41	0	+161	-17
Cost of risk	-11	0	-448	-17
Net Gains and write downs on LT investments	-11	-55	-44	-66
Taxes	-22	+84	+363	+158
Allowances (-), write backs (+) from GBRR	0	0	+84	+7
Net Income	-2	+34	+115	+68

The contribution of exceptional and nonrecurring items to the **net income** keeps reducing. It amounts to EUR +68 million in 2003. It was EUR + 115 million in 2002, and EUR + 147 million in 2001.

Exceptional and nonrecurring **revenues** amounted to EUR +20 million for the Full Year 2003, decreasing strongly in comparison to the same period of last year (EUR -81 million). Indeed, the Group did not realize any capital gains on its OLO portfolio, contrary to what occurred last year. Secondly, a capital gain, booked in revenues, was recorded in the Second Quarter of 2002 on the sale of its participation in Clearstream (EUR +75 million).

Regarding **costs**, provisions for restructuring have been set aside, principally in the subsidiaries of Dexia BIL Group. In 2002, a capital gain on real estate was booked against costs in the Fourth Quarter of last year (EUR +125 million).

Concerning **cost of risk**, exceptional provisions were set aside in 2002 to cover the risks in the Netherlands for the share leasing products (EUR 448 million in total). In 2003, the cost of risk related to Dexia Bank Nederland amounted to EUR 17 million.

As far as capital gains/losses on long-term investments are concerned, there were on the one hand EUR 106 million pre-tax gains on the sale of assets (mainly Alex and Erste Bank), and on the other hand impairments on participations (EUR 86 million pre-tax) and subsidiaries (acceleration of goodwill amortization) for an amount of EUR 86 million pre-tax.

Regarding **taxes**, the impairments and accelerated goodwill depreciations made in 2003 on participations indicated above have caused exceptional tax credits of EUR +102 million. Furthermore a prior provision of EUR +21 million on tax litigations in Belgium has been cancelled, following the favorable outcome of the legal proceedings. Lastly, tax latencies at insurance companies in Belgium were adjusted in the amount of EUR +43 million. In 2002 operations related to the Dutch subsidiaries created a EUR 378 million tax credit.

IV. Dividend

In view of the good financial performance in 2003, Dexia Board of Directors will propose a gross dividend of EUR 0.53 per share, i.e. 10.4% above last year's dividend.

Commenting on the results, Pierre RICHARD, CEO and Chairman of Dexia Management Board, declared:

"2003 was a recovery year for most players in the banking industry, and Dexia was no exception. We are satisfied first because our 2003 results come back to the record level of 2001. The second motive of satisfaction is because our earnings growth was achieved through dynamic business, particularly in Public Finance, Retail Financial Services and Asset Management. Besides we strictly kept our operating expenses under control, and the cost of risk went back to the Group's historical very low levels.

In terms of outlook for 2004, the Public Finance business, after two record years, is expected to remain at a high level. In Retail Financial Services, both the economic and financial environment and the good progress in Artesia integration create the conditions for further significant improvements of the business line's profitability. Regarding Investment Management Services, the better market conditions should permit to confirm the recovery recorded in the late part of 2003.

In the new environment, we have revisited our medium-term strategic plan and financial targets for 2006. Regarding the Cost/Income ratio, the new target is set below 54%. Our objective about Return on Equity stands at 18%, despite our intention to keep a strong equity base. The Earnings Per Share target for 2006 is 1.70€.

In the light of the good 2003 performance, we are confident that Dexia can reach these medium-term objectives and continue to deliver value to its shareholders, and particularly, to remain on its dividend growth track record."

Appendices

Main Balance Sheet Items

EUR billion	December 2002	December 2003	Evolution
Total Balance Sheet	**350.9**	**349.9**	*-0.3%*
Shareholder's Equity	**9.1**	**9.8**	*+7.7%*
Customer Deposits	**85.3**	**92.3**	*+8.2%*
Debt Securities	**146.5**	**134.9**	*-7.9%*
Customer loans	**157.8**	**161.9**	*+2.6%*
Bond, Equities, and Other Securities	**121.9**	**120.5**	*-1.2%*
Long-Term Investments	**1.9**	**1.4**	*-23.4%*

Group Equity Portfolios*

EUR million	Book Value 31/12/2003	Market Value 31/12/2003	Capital gains / losses 31/12/2003
Long-term investments	**917**		
- Quoted**	**544**	**669**	**+125**
- Non quoted	**373**	**-**	
Other shares	**1,847**		
- Quoted	**1,588**	**1,629**	**+41**
Of which money / bond mutual funds	*251*		
Booked in insurance companies	***684***	***655***	***-30***
Booked in banking companies	***903***	***974***	***+71***
- Non-quoted	**260**	**-**	
Of which money / bond mutual funds	*8*		

*Excluding market-to-market portfolios and third party risks (unit-linked products, etc.)

***Of which*	Book Value 31/12/2003	Market Value 31/12/2003
Société Générale	*298*	*394*
Veolia Environnement	*127*	*143*
Autoroute du Sud de la France	*38*	*41*

DEXIA

EMBARGO 5.40PM

Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be

Press Conference
Thursday, March 4, 2004

Presentation by Pierre Richard

Chief Executive Officer,
Chairman of the Management Board

Ladies and Gentlemen,

I am very happy to welcome you here today for the presentation of our results for 2003, following the meeting of Dexia's Board of Directors this morning in Paris.
Here with me this afternoon are the members of Dexia's Management Board – Dirk Bruneel, Jacques Guerber, Marc Hoffmann, Axel Miller, Rembert von Lowis and, for the first time, Claude Piret, Chief Operations and Technology Officer.

The year 2003 was a good one for most banks, and Dexia is no exception among the current delivery of published results.

We are proud to announce that in 2003 Dexia attained the record results it had reported in 2001, *a fortiori* surpassing 2000 figures, a remarkable performance in continental European banking. Despite good results in 2003, no all of them did so well.

The growth in our results was mainly due to the dynamism of our current activities, since non-recurring items were down significantly from 2002.

After the exception that was 2002, the year 2003 thus marked Dexia's return to its usual profile – as a bank that is able to generate regular growth in results over a long period, driven by recurring revenues and strict control of operating costs.

Since we believe in the power of symbols, this is why we are more than ever attached to our by-line: Dexia, the bank for sustainable development, i.e. a bank that, first of all, implements a strategy of development and growth – the best way to motivate its employees – but also a bank that, by its very nature, targets the long term as it works to promote the well-being of our fellow citizens, since it specializes in financing a better way of life and the management of savings.

After I have presented the results for 2003, I would like to say a few more words about Dexia's fundamental characteristics, which may have been somewhat forgotten in the last few years, and to describe our strategy for the years to come.

I -RESULTS FOR 2003

As you can see, the group's Net Income in 2003 totaled EUR 1,431 million, up 10.2% from 2002. This rise should not be very much of a surprise. It confirms the accuracy of our forecasts, since at the end of 2003 we had announced that results would increase by between 5 % and 10%.

Revenues

From an accounting point of view, the group's net banking income was stable from one year to the next (+0.1%), but economically speaking (i.e. on a basis of underlying items), it increased by 3.8%, and even by 5.5% on a constant foreign exchange basis. This growth was due, in particular, to our Public Finance activities (which represent about half of the group's results), in which revenues rose 4.1% (+10.4% on a constant foreign exchange basis) and our Retail Financial Services, a line of business that reported growth of 6.2%. On the other hand, revenues declined in Investment Management Services (including our subsidiaries in the Netherlands) and Treasury and Financial Markets.

In this context, both net interest and related income and insurance-related revenues increased (respectively by 7.0% and 4.9%), in spite of the impact of the parity of the U.S. dollar, which penalized the contributions (in euros) of FSA and Dexia Crédit Local, which were excellent, whereas net commissions decreased.

Costs

In 2003, costs rose slightly (+0.6%) in accounting terms, but declined 0.3% on the basis of underlying items. Remember that costs were also down in 2002 (-4.3% underlying), and that 2003 was the second year in a row that our cost base decreased in absolute value. This is particularly satisfactory, but remember that we were helped to a certain extent by the impact of the parity of the U.S. dollar, since some of our activities are located in the United States. On a constant foreign exchange basis, underlying costs rose slightly (+0.7%), compared with revenues that grew 5.5%.

Gross operating income

From an accounting point of view, gross operating income was down 0.7%. Nonetheless, the combination of solid growth in underlying revenues and basic stability in costs caused the economic gross operating income to jump 10.2% and even 13.0% on a constant foreign exchange basis.

Cost of risk

Cost of risk totaled EUR 176 million in 2003, after a year in 2002 that was not run of the mill, with exceptional provisions in the Netherlands. Excluding these provisions, cost of risk would have been EUR 274 million in 2002, still EUR 98 million more than in 2003. All this goes to show that the cost of risk of current operations was particularly low in 2003, and, let us say, more in line with the figures Dexia has always reported, with a cost of risk ratio of 5.7 basis points for banking activities (excluding Dexia Bank Nederland) and of 1.2 basis points for FSA's credit enhancement activities.

This confirms our strategy of maintaining the low risk profile that has characterized Dexia and made it one of the few banks with very high outstanding commitments and a particularly low cost of risk.

I would like to focus a moment on provisions to speak about the situation of our subsidiary in the Netherlands. In 2002, we had decided, in the most prudent manner, to record major generic provisions to protect ourselves from any credit risks that might occur and from the cost of the commercial overtures we had been planning to make to our clients. Since then, we have redefined procedures, and this provision was both validated (as to its amount, composition and review procedures) and applied. In the 2003 financial statements, we accounted for the legal decision recently handed down (although we have appealed the court's decision), and we, of course, reviewed and validated all the provisions with our auditors and supervisory authorities. Basically, this led us not to make any new provisions in the 2003 financial statements. In an effort to ensure complete transparency vis-à-vis our shareholders and the market, we regularly reported on new developments in the Legio Lease portfolio in our quarterly publications. In addition, in Dexia's 2003 Activity Report, which is in your folders, we give a full report on the situation, including the recent decisions the D.S.I. (Dutch Securities Institute) published on February 5, and a detailed description of current and expired contracts. This will enable all the parties to have the fullest and most up-to-date information on this issue, particularly from a legal point of view. I therefore suggest you consult the 2003 Activity Report (pages 76-79) for more details.

Net gains and recoveries on long-term investments

The net total represented income of EUR 15 million in 2003, whereas the total was a negative EUR 36 million in 2002. The main components included the capital gains realized on Alex, our online broker in the Netherlands and on the sale of our equity interest in Erste Bank in Austria. These capital gains were partially offset by write-downs on certain equity interests, which were accounted for as non-recurring items.

GENERAL BANKING RISKS RESERVE

In 2003, there was a minor write-back (EUR 7 million) to the General banking risks reserve. Here again, I draw to your attention to the favorable trend in our financial statements in 2003, since in the previous year, we had a write-back of EUR 82 million.

AMORTIZATION OF GOODWILL

For this item, the charge was EUR 131 million in 2003, much more than in 2002 (EUR 57 million). The increase was due to a certain number of write-downs on subsidiaries for which no pooling of interest was effected when they were acquired, and which have been revaluated in our financial statements. These reductions in value, recorded as non-recurring items, together represented a charge of EUR 85.6 million in 2003.

CORPORATE INCOME TAX

The net tax charge totaled EUR 362 million in 2003, representing a significant increase over 2002 (which was EUR 58 million), which had been favorably influenced by the tax treatment of operations on Dutch subsidiaries. In 2003, the tax charge returned to more usual levels. Nevertheless, net gains and recoveries on Kempen in 2003, as well as those mentioned above, generated tax credits in the amount of EUR 102.3 million, to which were added EUR 20.6 million in recoveries of write-downs on tax litigation in Belgium, and EUR 42.6 million in adjustments of tax latencies at insurance companies in Belgium. Altogether, there was a EUR 158 million reduction in taxes recorded as a non-recurring item.

Net income

In brief, the group's share of net income increased by 10.2% in accounting terms. But if we ignore changes in consolidation and the non-recurring items I have mentioned, the increase was 15.2%. In addition, since a major portion of our results is denominated in U.S. dollars, and this currency depreciated considerably in 2003, it is underlying income on a constant foreign exchange basis that reflects the group's true economic growth: +18.5% represents a more than satisfactory performance.

Now a word on the results of our different businesses

The figures I am going to comment are underlying results, i.e. excluding non-recurring items and changes in consolidation.

1) This year again, the group's core Public Finance business achieved a remarkable performance, with growth in net income of 8.2% at EUR 783 million, and of 16.7% on a constant foreign exchange basis. ROEE (Return on Economic Equity) stood at 22.8% in 2003 (21.0% in 2002).

2) Retail Financial Services also prospered with an increase of 50.9% in net income at EUR 286 million. ROEE (Return on Economic Equity) rose from 10.8% in 2002 to 15.8% in 2003.

3) Conversely, in the third line of business, net income fell 13.8% (–10.6% on a constant foreign exchange basis) to EUR 204 million. Gross operating income was down 9.6% (–6.5% on a constant foreign exchange basis) for the year.

However, with the upturn in the markets, the trend improved in the last quarter and has continued to do so in the first few months of 2004. At 35.3%, ROEE remains very high in this line of business. Asset Management activities reported excellent results (gross operating income up 28%) and private banking in Luxembourg showed good resistance (slight increase in gross operating income).

4) Finally, in Capital Markets and Treasury activities, income was down 6.6% to EUR 263 million (but down only 1.1% on a constant foreign exchange basis), and ROEE (Return on Economic Equity) rose from 24.0% in 2002 to 28.3% in 2003. This trend reflected our decision to reduce operations in certain segments in this line of business, and the corresponding cutback in allocated capital (approximately 20% from one year to the next).

5) In conclusion, it can be seen that the negative contribution of central assets and non-recurring items was less in 2003 than in 2002, and this shows that the quality of the group's results has improved.

Financial performance

Improvement was noted in the underlying operating ratio (excluding non-recurring items and changes in consolidation), which went from 61.1% in 2002 to 58.7% in 2003. On a reported basis, the cost / income ratio went from 58.9% in 2002 to 59.2% in 2003.

ROE rose from 16.2% in 2002 to 16.5% in 2003, as the Tier One ratio went from 9.3% to 9.9% in 12 months, and net assets per share increased from EUR 8.79 to EUR 9.25 over the same period, representing an increase of 5.2%.

Earnings Per Share rose from EUR 1.13 in 2002 to EUR 1.24, up 9.5%.

On the basis of these good results, the Board of Directors will propose a dividend of EUR 0.53 per share, representing an increase of 10.4% over the previous year.

II DEXIA'S STRATEGY: « THE IMPORTANCE OF BEING CONSISTENT »

As I have had occasion to say recently, and yet again today, the motor of our action is to cultivate our nature.

Dexia is not a bank like the others. Some people even call us « a-typical ». It's true; we admit we want to cultivate this originality, which is our force.

Unfortunately, our previous acquisitions might have blurred our image But these acquisitions allowed us to change scale, a move that was absolutely necessary. Without these acquisitions, we would now be a small bank not big enough to be included in European stock market indexes and thus interest major investors.

If there is an area in which size is important, it is the banking sector. Only banks with a hefty balance sheet and significant equity can participate in major financing operations and invest for the long term.

Dexia is one of the 15 leading banks in the euro zone in terms of stock market capitalization. This position suits us in terms of our objective of market visibility.

Dexia's profound nature is defined by its values, expertise and ambitions.

1/ Dexia's values: a sense of the long term and of the general interest

Dexia's values, may I remind you, are based on a sense of the long term and of the general interest, as can be seen from the history of Crédit communal de Belgique and Crédit local de France. This is the meaning of our by-line – Dexia, the bank for sustainable development – and of our emphasis on social responsibility, a criterion that is watched by a growing number of investors.

To mark the importance this subject has for Dexia, we have named a sustainable development officer to pilot, under my direction, an ambitious action plan for the whole group. Daniel Caille has been appointed to this position. He is also an Executive General Manager of Dexia Crédit Local.

Our local government clients are the principal players responsible for applying new environmental standards. They have a key role to play in sustainable development. Dexia will here find many opportunities to broaden the range of products and services it proposes to local governments.

For example, in Europe, in the fields of energy savings, transportation and environmental protection alone, the European Commission estimates that hundreds of billions of euros will be required in the next ten years.

It is clear that our position as a global leader puts us in the forefront, together with large multilateral institutions like the EIB or the World Bank, but with the difference that we are a private group.

In the same spirit, Dexia, which was one of the first banks to launch ethical investment products at the beginning of the 1990s, plans, of course, to give significant impetus to its involvement in socially responsible investment management.

2/ Dexia's expertise: the public-sector institutional market and the retail market

As results for 2003 demonstrate, our historical activities, which are consubstantial with Dexia's founding entities, are all profitable.

Our strategic choice is clear. We will first invest in these activities and in the interest of our current client base before planning acquisitions. Nevertheless, we do not completely exclude the idea, although, in this case, we will be opportunistic and consider only targeted investments capable of bolstering our leadership and meeting our criteria of profitability.

By its past experience, Dexia has chosen to focus primarily on two markets:

- the public-sector institutional market;
- the retail market.

These two markets have good development potential in the long term and Dexia has recognized expertise in both fields.

A/ Public-sector institutional market

This is Dexia's main market, the one in which its reputation is worldwide and in which it has the following fundamental strengths:

- a sound balance sheet that allows us to conduct major operations, particularly in the United States;
- unexcelled expertise as a result of honed specialization and know-how developed over many years;
- a remarkable track record that enables us to be free to plan for major growth without preoccupying the market;
- lastly, a broad-based clientele in the world's main developed economic regions.

We are credible, and we consider that, in this first market, we are able to generate regular growth in results, whatever the economic environment. To give an example, I would like to show you Dexia's experience in long-term local public finance in Europe since the group was created in 1996. In this European market, with its reputation of slow growth (which is true), Dexia reported growth that was three times that of the market in the public sector, and won market share of 17% per year from other local players.

We have several development plans, and we target both the medium and the long term, since the responsibility of a global leader is, in fact, to see the future at least ten years in advance.

1./ Geographical expansion

- We will continue to develop our activities in central and eastern European countries in which we are present directly or indirectly (through KommunalKredit Austria), in the Slovak Republic and Poland in particular, and in which we finance projects in most of the countries in the region.

- The United States will be a more dynamic growth region than Europe in the coming years, because of the depth of the American market, and we will take full advantage of the synergies between FSA and Dexia, which today go far beyond our initial forecasts made in 2000.

- We are now present in Australia where we have already conducted major operations.
- In Japan, which is a huge market (outstanding commitments of local governments are estimated at EUR 1,500 billion, mainly in the form of bonds), we will open an office this year to hone our knowledge of the market and initiate business in the local public sector and in PFI-type financing arrangements.
- Elsewhere, looking to the long term, we will be thinking about Asian countries like South Korea and China.

2./ We are also expanding the gamut of services offered to our public-sector and semi-public sector clients, whether they be local governments or social housing organizations.

- Debt management has become a specific business that we assume efficiently and for large volumes, more than EUR 13 billion in 2003, particularly in our historical markets, France and Belgium, and also in Italy.
- We intend to be more active in the origination of local government bond issues. We particularly recommend them in intermediary countries like Mexico, where with the World Bank we have underwritten an exemplary financing operation for the city of Tlalnepantla in the greater Mexico City area.
- Of course, we want to offer our services to help public institutions manage their assets, workforce, insurance, fleet of vehicles, etc.

  This also includes Public-Private Partnerships (PPP), the western European version of Britain's PFI. Here, I can mention a prime example. Dexia is lead in the financing of the largest water purification station in Europe at The Hague. This operation was mounted as a PPP.

Jacques Guerber, who is in charge of this market, has a lot to say about it, and he can complement this brief presentation if you wish him to.

B/ Retail market

Here, we have a strong historical base in Belgium and Luxembourg.

With the successful integration of Artesia, which I will speak of briefly, we have shown our capacity to integrate two retail banks under good conditions and rapidly.

We will be on the lookout for ways to profit from this experience by studying a variety of open-ended growth possibilities.

Here, I would like to state publicly that the integration of Artesia is moving ahead smoothly. Initially, we had planned to achieve between EUR 50 million and EUR 60 million in cost synergies through integration in 2003. We did much better than planned with a total of EUR 149 million, of which EUR 48 million in retail banking business (where synergies will only have their full effect at the end of the integration process, i.e. in 2005). The objectives set to reduce positions by 2005 have been met for 64% after 30 months. Finally, 200 branches, out of the 384 planned for the end of 2005, had been closed as of December 31, 2003.

More generally, to improve Dexia's visibility in this market, we decided to regroup in a single unit all of Dexia's retail and private banking activities (Personal Financial Services) as of January 1, 2005, under the responsibility of Axel Miller.

All the major banks offer their high net-worth clients private banking services.

Dexia does the same, and does its utmost, particularly since the acquisition of Artesia, to accomplish this task with the best possible coordination among account managers in the different segments in both Belgium and Luxembourg.

For the moment, we will continue to focus on the integration of Artesia, which has already led to a major increase in the profitability of our second business line and a regular reduction in its operating ratio.

Dexia Bank aims to become the best customer-focused retail bank in Belgium by applying an extremely modern and professional commercial approach characterized by:

- segmentation of the clientele,
- developed technological accessibility,
- instruments to measure client satisfaction,
- significant responsiveness.

We should broaden the range of the products we offer clients and thereby increase the number of products sold per client.

Let me remind you that in Luxembourg, Dexia BIL is one of the main players in the market, and that it produces excellent results.

C/ PRODUCT DEVELOPMENT

To serve these two markets, we need not only distribution networks, but also product development workshops. That is why our experts in asset management, insurance and fund administration are indispensable and should be supported.

To this end, we decided to regroup the corresponding product development workshops in a single unit as of January 1, 2005. Marc Hoffmann will be in charge of this unit, which will include asset management, insurance and fund administration.

1.- Asset management conducted for all the clients of the Dexia group is part of our core business for at least two reasons.

1/ First, we have acquired recognized expertise with low management costs: 13 basis points on assets under management versus an average of 17 for the rest of the profession, and respectable financial performances (we are in the top half of European asset management firms).

2/ Second, asset management is essential to retail banking. I know few continental banks that do not develop in-house the products they sell through their networks and we are lucky enough to have a competent asset management team within the Dexia group.

In terms of the scope or size of the portfolios managed, Dexia Asset Management works in the same category as Fortis, KBC, and Banques Populaires. We do not necessarily believe that bigger is better, and because of our good operating ratios, we are not *a priori* looking to merge with another asset management firm.

Dexia Asset Management is thus an excellent tool, which is adapted to keep pace with our retail and private banking clients.

However, we do want to broaden our client base. That is why Dexia Asset Management has successfully developed institutional management activities. We have a major role to play in this sector, which is more demanding – both to accompany the clients of our first line of business (local government satellites, social housing organizations) and to participate fully in the development of European retirement and pension programs, which imply a colossal mobilization of savings and thus increased demand for efficient financial services.

2.- Insurance

I will not dwell on this activity, which is characterized by its dynamism (+34.7% in premiums in 2003, and 26.9% growth in mathematical provisions in life insurance). We have regrouped our forces, and Dexia Insurance and Les AP – DVV are now under the same management. Our product development workshop is meant to serve both retail banking and our external clientele (in particular, clients in our first line of business).

We are in the process of rationalizing these activities, which benefit from three distribution channels (banking branches, DVV agents and Canal Direct), and which will eventually operate with a single back office.

Our market share in Belgium is approximately 8.5%, a figure does not correspond to Dexia Bank's potential. There is work to be done in this sector.

3.- Fund administration

This is a niche sector in which we have build expertise over 15 years. The time has now come to reap the benefits. A growing number of institutions are outsourcing their fund administration and entrusting it to recognized specialists, among which is Dexia Fund Services, although competition is rampant.

Dexia Fund Services should be prepared to continue to offer a complete range of services at the lowest price. That is why we are organizing to be able to offer funds a comprehensive service by forging partnerships, if necessary, with institutions with characteristics that complement Dexia's.

D/ TREASURY AND FINANCIAL MARKET ACTIVITIES

This activity's principal purpose is to provide the desired support for the group's commercial businesses through its direct and efficient presence in all capital market compartments. The bulk of its activities concerns long- and short-term refinancing, management of the group's treasury and of a Credit Spread Portfolio (credit risk instruments), and traditional activities in derivatives, foreign exchange and interest rate markets. This sector, which is under the responsibility of Dirk Bruneel, cuts across business divisions, and its increasingly centralized organization makes it possible to monitor risks in a unified fashion at the level of the Dexia group, which is, let me remind you, the largest issuer in the bond market and one of the most important counterparties in the interest rate derivatives market.

This sector is a major component of our portfolio of activities. It is not only a center of expertise, with specialized teams in the main market segments (money market, bonds, foreign exchange, derivatives, etc.), but it is also an important profit center for the group since it represented 17% of net income in 2003 with a high ROE (28.3% in 2003).

In the final analysis, our new organization will look like this.

In this new organization, we strengthen the financial function that is exercised at the level of the whole group by creating direct relays between R. von Lowis, the group CFO, and the CFOs in each entity, and we define a new strategic function at the level of the group's Management Board, the Chief Operations and Technology Officer (COTO), of whom I'll speak in a few minutes.

3°/ After talking about the group's values and expertise, I'd like to conclude with Dexia's ambitions

Our ambition is to confirm Dexia's status as a "predictable growth stock".

Our multiyear plan for 2004-2006, adopted in February 2004 by the Board of Directors, fits the bill perfectly. With its current consolidation base, Dexia is able to generate significant cash flow over the period 2004-2006, which can finance our growth and provide adequate compensation for our shareholders.

The creation of value that Dexia will produce over this period will primarily be the result of dynamic commercial initiatives and strict control of operating costs.

Being able to generate regular growth in results, Dexia can set detailed objectives for its performance in 2006. These figures are based on current accounting principles before the introduction of the new IFRS accounting reference:

- a cost / income ratio below 54% in 2006, compared with 59% in 2003;
- Return On Equity (ROE) of 18%;
- Earnings Per Share of EUR 1.70 in 2006 compared with EUR 1.24 in 2003.

As for revenues, I have already spoken of our growth prospects in our two principal markets.

With regard to operating costs, we have already obtained very encouraging results, since in 2002 and 2003, we did better than announced with an overall decline in operating costs. In the future, our objective is growth in operating costs that is significantly less than that of net banking income and less than inflation.

The new organization, which is more tightly linked to the Management Board and which we introduced this year, will allow us to take another step forward in this area and envisage modifications in the very structure of operations.

The Chief Operations & Technology Officer, Claude Piret, will, of course, pilot this process. His function is of prime importance. After the efforts made in the entities, we must focus on intra-group synergies, i.e. among entities in the key activities that in a bank are the back offices, the information systems and purchases.

A final word on our dividend policy

Dexia has always believed that a company that is attentive to its shareholders should pay them substantial dividends every year, since actions speak louder than words. We already have a high distribution rate, around 40%. For pragmatic reasons, we have not set any figure for the period 2004-2006, but we intend to pursue our regular growth in dividends.

This objective seems to be within our reach if we put it in the perspective of the trend in Earnings Per Share since the creation of the group.

CONCLUSION

With the return to profit, banks are repositioning themselves in terms of strategy. I felt it was natural to explain Dexia's strategy to you, even if the presentation was somewhat lengthy.

As you can see, we are fully confident in Dexia's future. Dexia obviously has the capacity to assume its development and its future itself, and thus to remain master of its destiny. We must pursue our efforts in order to present our innovative identity better to our institutional and individual shareholders. We are a bank that is not like the others, that clearly identifies itself as a European bank specialized in a very limited number of businesses in which it has true expertise, a bank constantly focused on growth.

Ladies and Gentlemen, thank you for your attention.